November 8, 2006

BY FAX

Mr. James Atkinson
Ms. Tabatha Akins
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AmTrust Financial Services, Inc./Intangible Assets

Dear Mr. Atkinson and Ms. Akins:

Pursuant to your telephone conversation with Barry Zyskind today, we hereby confirm and represent that, with respect to future transactions by the Company, which include the acquisition of intangible assets, the Company shall allocate the fair market value of the acquired intangible assets among each distinct asset at the date of the acquisition.

Thank you again for the time and attention you have afforded our filing. Please contact me if you require any further information.

Sincerely yours,

/s/ Stephen Ungar
Stephen Ungar
General Counsel

c: Barry D. Zyskind